SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

02 MAR 19 AM 8:36

16 March 2002

02015962

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of the press release issued by our Company on 15 March 2002 for your records.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox / Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

dw 3/22

f/tn/sa/Loan-syndicated loan/ltr-ADR.doc1

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Press Release

Shangri-La Asia Limited
HK$3,000 million Unsecured Revolving / Term Loan Facility

(Hong Kong, 15 Mar 2002) Shangri-La Asia Limited (stock no. 69) today signed a HK$3,000 million 5-Year Unsecured Syndicated Revolving/Term Loan Facility (the "Facility") with 14 leading local and international banks. The Facility received a very enthusiastic response from banks and was oversubscribed at both the underwriting and general syndication stages. Shangri-La Asia has decided to maintain the facility amount at HK$3,000 million after consultation with the Coordinating Arrangers.

The Facility will be used for refinancing a syndicated loan due in August 2002 and for general working capital purposes.

Commenting on the successful completion of the syndication, Mr. Ye Longfei, Chairman of Shangri-La Asia Limited, said: "We are very pleased at the good response from banks to this syndication. We wish to thank the participating banks for their continued confidence in Shangri-La Asia, which greatly assists us in the pursuit of our business objectives and helps us in maintaining our leading position as a major Asian hotel group."

The principal terms and the participating banks of the Facility are as follows:

Borrower
Shangri-La Asia Treasury Limited

Guarantor
Shangri-La Asia Limited

Facility Type
Unsecured Revolving Loan for 3 years; thereafter converted into Unsecured Term Loan

Facility Amount
HK$3,000 Million

Term
5 years

Repayment
Bullet

Interest Rate
0.41% per annum over 1, 2, 3 or 6-month Hibor

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

Coordinating Arrangers
Bank of China (Hong Kong) Limited (publicity)
BNP Paribas Hong Kong Branch (books)
China Construction Bank, Hong Kong Branch (agent & documentation)
Commerz (East Asia) Limited (books)
The Development Bank of Singapore Ltd (books)
The Hongkong and Shanghai Banking Corporation Limited (books)
Mizuho Financial Group (Fuji)
Standard Chartered Bank (books)
Sumitomo Mitsui Banking Corporation (signing)

Senior Lead Managers
China Construction Bank, Hong Kong Branch
The Hongkong and Shanghai Banking Corporation Limited
Sumitomo Mitsui Banking Corporation
Bank of China (Hong Kong) Limited
Commerzbank Aktiengesellschaft, Hong Kong Branch
BNP Paribas Hong Kong Branch
The Development Bank of Singapore Ltd
Mizuho Financial Group (Fuji)
Standard Chartered Bank

Senior Managers
The Bank of Tokyo-Mitsubishi, Ltd.
Bank of Communications, Hong Kong Branch

Managers
Tai Fung Bank Limited
The Bank of East Asia, Limited
Nanyang Commercial Bank, Limited

For enquiries, please contact :

Mr. Madhu Rao, Chief Financial Officer, Shangri-La Asia Limited
(Tel: 2599-3507)
Mr. Alfred Wu, Treasurer, Shangri-La Asia Limited
(Tel: 2820-0588)
Ms. Sharon Yeung, Corporate Division, Bank of China (Hong Kong) Limited
(Tel: 2826-6512)